SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated July 06, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

                                         By letter dated July 06, 2018, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or the "Company") reported that it has acquired, through a subsidiary, 2,062,000 shares of Discount Investment Corporation Ltd. (“DIC”) (DISI: TASE) for the sum of NIS 20,001,400 (approximately USD 5.5 million), equivalent to the 1.36% of its shares outstanding.
                                         Upon the completion of this transaction, IRSA´s direct and indirect stake in DIC will be increased to approximately 77.92% of its capital stock.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: July 06, 2018